PROSPECTUS



                        Stock options to be issued under
 Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan or Regan Holding Corp. Amended and Restated 1998 Stock Option Plan and


                              20,000,000 shares of
                               Regan Holding Corp.
                              Series A Common Stock
                                 (no par value)

     Regan Holding Corp. is offering the following securities:

     o Stock options granted under our Amended and Restated Producer Stock Award and Option Plan to certain independent insurance producers and registered representatives who market annuity, long term care insurance, and investment products on behalf of our subsidiaries, and to other non-employees.

     o Stock options granted under our Amended and Restated 1998 Stock Option Plan to certain employees and members of our Board of Directors.

     o Shares of Series A Common Stock with no par value issued upon exercise of stock options granted under the above mentioned plans.

     o Shares of Series A Common Stock with no par value awarded under our Amended and Restated Producer Stock Award and Option Plan.

     Options to purchase up to an aggregate of 20,000,000 shares may be granted under those stock option and award plans, subject to adjustments set forth in those plans and described in this prospectus.

     The exercise price of the stock options will be determined by the committees that administer the stock option and award plans at or prior to the time of grant.

     No underwriting discounts or commissions will be paid in connection with this offering. Neither the stock options nor shares are listed on any national securities exchange.

     We are a California corporation with principal executive offices located at
2090  Marina  Avenue,   Petaluma,   CA  94954,   and  our  telephone  number  is
707-778-8638.

     Exercise of the stock options or investment in the shares involves a high degree of risk. See "Risk Factors" on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus is September 16, 2004.

     You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus. Our business, financial condition, and results of operations may have changed since the date indicated on the front cover of this prospectus. Unless noted otherwise, we have prepared the financial statements and other information included in this prospectus in accordance with accounting principles generally accepted in the United States.


                                TABLE OF CONTENTS



PROSPECTUS SUMMARY ........................................................    1
RISK FACTORS ..............................................................    6
FORWARD-LOOKING STATEMENTS ................................................   11
USE OF PROCEEDS ...........................................................   12
DETERMINATION OF OFFERING PRICE ...........................................   12
DESCRIPTION OF OUR STOCK OPTION AND AWARD PLANS ...........................   12
PLAN OF DISTRIBUTION ......................................................   17
DESCRIPTION OF OUR CAPITAL STOCK ..........................................   17
MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED
 STOCKHOLDER MATTERS ......................................................   19
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ............................   19
LEGAL MATTERS .............................................................   19
EXPERTS ...................................................................   19
WHERE YOU CAN FIND MORE INFORMATION .......................................   20
IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS ...................   20

                               PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus and the documents incorporated by reference. This entire prospectus should be read before making an investment decision.


                                   OUR COMPANY

     Regan Holding Corp. is a holding company, incorporated in the State of California, whose primary operating subsidiaries are Legacy Marketing Group ("Legacy Marketing") and Legacy Financial Services, Inc. ("Legacy Financial"). During 2003 and the six months ended June 30, 2004, Legacy Marketing generated approximately 96% and 93% of our consolidated revenues. Legacy Marketing designs, markets and administers fixed annuity products on behalf of certain unaffiliated insurance carriers in each of the United States, except Alabama and New York.

     Legacy Marketing has marketing agreements with Transamerica Life Insurance and Annuity Company ("Transamerica"), American National Insurance Company ("American National"), John Hancock Variable Life Insurance Company ("John Hancock"), and Investors Insurance Corporation. The marketing agreements grant us the exclusive right to market certain proprietary fixed annuity products issued by these insurance carriers. Fixed annuity products are insurance products that are sold to purchasers in the form of insurance policies. Under the terms of these agreements, we are responsible for appointing independent insurance producers (who we refer to as "Producers") who have contracted with us to sell fixed annuity products. For these services, the insurance carriers pay us marketing allowances and commissions based on the premium volume of insurance policies placed inforce. We are responsible for paying sales commissions to the Producers.

     During the first quarter of 2003, Legacy Marketing discontinued the marketing of several annuity products issued by Transamerica. Legacy Marketing will continue to administer these annuity products and to accept additional premium payments, subject to applicable additional deposit rules for these products. The discontinued products accounted for approximately 3%, 31%, and 59% of our total consolidated revenue for the years ended December 31, 2003, 2002, and 2001. Revenues from sales of Transamerica products decreased $8.3 million for the year ended December 31, 2003 compared to 2002. Effective in May 2004 Legacy Marketing discontinued marketing Transamerica products. Revenues from sales of Transamerica products accounted for approximately 25% of our total consolidated revenue for the year ended December 31, 2003. We intend to continue providing administrative services with respect to Transamerica products that we previously sold.

     Legacy Marketing sells fixed annuity products through a network of approximately 24,000 Producers, of whom approximately 4,000 generated business for us during the first six months of 2004. Each Producer has entered into a non-exclusive agreement with Legacy Marketing Group which defines the parties' business relationship. Such agreements typically may be terminated with up to ninety days prior written notice by either the Producer or Legacy Marketing, with or without cause.

     Our sales network is built on a multi-level structure in which Producers may recruit other Producers. Recruited Producers are referred to as "downline" Producers within the original Producer's network. Recruited Producers may also recruit other Producers, creating a hierarchy under the original Producer. The standard Producer contract contains a nine-level design in which a Producer may advance from one level to the next based on sales commission amounts and the size of the Producer's downline network. As a Producer advances to higher levels within the system, he receives higher commissions on sales made through his downline network. This creates a financial incentive for Producers to build a hierarchy of downline Producers, which contributes to their financial growth and to the growth of Legacy Marketing. If a Producer leaves the network, his downline Producers can still receive sales commissions. Advancements to higher levels can occur as often as every three months. Producers at the highest levels are called "Wholesalers." We had approximately 600 Wholesalers who generated business for Legacy Marketing during the first six months of 2004.

     We provide tools and services that assist Wholesalers with recruiting, training and support responsibilities associated with the Producers in their hierarchy. In addition, we assist Producers with programs designed to increase their sales and better serve their clients. Recruiting and training programs include visual presentations, product videos and seminars, advertising material guidelines and sales flip charts. We also produce product information, sales brochures, pre-approved advertisements and recruiting material.

     Legacy Marketing works closely with the insurance carriers in product design and development. Our marketing and actuarial departments work with the insurance carriers to design proprietary fixed annuity products to be marketed by Legacy Marketing. All of these products include guarantees for the benefit of policyholders and are guaranteed by the issuing insurance carriers. These guarantees generally include:

     o    a contractually guaranteed minimum interest rate,

     o    a contractually guaranteed maximum administrative fee, and

     o    the ability to allocate among various Cash Value Strategies[TM].

     In addition to the marketing agreements, Legacy Marketing has administrative agreements with each of the four insurance carriers listed above and with IL Annuity and Insurance Company ("IL Annuity"), whose marketing agreement with us terminated effective during the first quarter of 2002. Under the terms of the administrative agreements, we provide clerical, administrative and accounting services with respect to the insurance policies. These services include billing, collecting and remitting premium for the policies. For providing these services, the insurance carriers pay us a fee per transaction, with the amount of the fee depending on the type of policy and type of service. Administrative services with respect to the insurance policies are performed at our headquarters in Petaluma, California and at our facilities in Rome, Georgia.

     Neither the marketing agreements nor the administrative agreements prevent us from entering into similar arrangements with other insurance carriers. However, the marketing agreements with Transamerica, John Hancock and Investors Insurance Corporation, in general, prevent us from marketing products with other carriers which are defined as unique and proprietary under the terms of our marketing agreements with Transamerica, John Hancock, and Investors Insurance Corporation.

     The marketing agreement with American National expires on November 15, 2007, and the administrative agreement with American National expires on February 15, 2008. Both agreements may be renewed by mutual agreement for successive one-year terms. The agreements may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing agreement with Investors Insurance Corporation and the marketing and administrative agreements with Transamerica and John Hancock do not have fixed terms but may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The administrative services agreement with Investors Insurance Corporation expires on March 31, 2008. The agreement will be renewed automatically for successive terms of one year unless terminated by either party by prior written notice prior to the end of the initial or renewal term.

     Legacy Marketing discontinued marketing life insurance products issued by American National effective during the first quarter of 2003. These products accounted for a nominal amount of revenue during each of the years ending December 31, 2003, 2002, and 2001. Legacy Marketing will continue to administer American National life insurance products, including acceptance of renewal premium. Certain Legacy Marketing employees who were supporting the life insurance product operations were either terminated or reassigned to other positions in Legacy Marketing.

     During the second quarter of 2003, American National reduced the crediting rates of several annuity products marketed by Legacy Marketing. In addition, American National lowered the commission rates that they pay to Legacy Marketing for sales of these products. As a result, sales of annuity products on behalf of American National decreased during the second half of 2003 and the first six months of 2004. Overall Legacy Marketing revenues also declined due to this event. Legacy Marketing has developed new annuity products with American National that may result in increased sales for Legacy Marketing in the long term.

     The marketing and administrative agreements with John Hancock were entered into in January 2001, and we began marketing and administering products during the fourth quarter of 2001.

     During the third quarter of 2003, Legacy Marketing began discontinuing the marketing of the AssureMarkSM fixed annuity product issued by John Hancock. As a result, sales of annuity products on behalf of John Hancock decreased during the second half of 2003 and will continue to decrease during 2004. Revenues from sales of John Hancock products decreased $1.9 million for the year ended
December 31, 2003 compared to 2002. Legacy Marketing plans to develop new annuity products with John Hancock that may result in increased sales in the long term.

     In June 2002, Legacy Marketing entered into marketing and administrative services agreements with Investors Insurance Corporation, an unaffiliated insurance carrier. Under these agreements, Legacy Marketing will sell and administer annuity products on behalf of Investors Insurance Corporation. Legacy Marketing has an option to buy Investors Insurance Corporation. The option expires on June 30, 2005. If Legacy Marketing exercises the option, it must complete the purchase transaction within two years of exercising the option. Sales on behalf of Investors Insurance Corporation began in June 2002.

     Through our wholly-owned broker-dealer subsidiary, Legacy Financial, we sell variable annuity and life insurance products, mutual funds, and debt and equity securities. Legacy Financial has entered into sales agreements with investment companies that give it the non-exclusive right to sell investment products on behalf of those companies. Sales of investment products are conducted through Legacy Financial's network of independent registered representatives (who we refer to as "Representatives"). Under the sales agreements, we are compensated based upon predetermined percentages of the sales generated by the Representatives. The agreements may be terminated by either party upon thirty days prior written notice. During 2003 and the six months ended June 30, 2004, Legacy Financial accounted for approximately 4% and 7% of our consolidated revenues.

     Legacy Financial is registered as a broker-dealer with, and is subject to regulation by, the U.S. Securities and Exchange Commission, National Association of Securities Dealers, Municipal Securities Rulemaking Board, and various state agencies. As a result of federal and state broker-dealer registration and self-regulatory organization memberships, Legacy Financial is subject to regulation that covers many aspects of its securities business. This regulation covers matters such as capital requirements, recordkeeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Also, these regulations include supervisory and organizational procedures intended to ensure compliance with securities laws and prevent improper trading on material nonpublic information. Rules of the self-regulatory organizations are designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including "suitability" determinations as to customer transactions, limitations in the amounts that may be charged to customers, and correspondence with customers.

     During 2000, through our wholly owned subsidiary Imagent Online, we invested in prospectdigital, LLC, which was developing an Internet-based customer relationship management product. In January 2002, we purchased all of the remaining outstanding equity interests in prospectdigital. Prospectdigital has generated nominal revenues to date.

     In  December  2000,  we  acquired  the assets and name of Values  Financial
Network,   Inc.  Values  Financial   Network  is  engaged  in  the  business  of
values-based investment screening, and has generated minimal revenues to date.

                                  THE OFFERING

Securities Being Offered   Stock options to purchase 20,000,000 shares of Series
                           A Common Stock.  20,000,000 shares of Series A Common
                           Stock with no par value.

Offering Price             The  offering  price of the stock  options and shares
                           will be determined by the committees that administer the stock option and award plans.

Terms of Offering          Stock  options  will be issued under the terms of our
                           stock   option  and  award   plans  for  no  monetary
                           consideration.

                           Shares of Series A Common Stock will be issued:

                              o Upon the exercise of stock options granted under the terms of our Amended and Restated Producer Stock Award and Option Plan.

                              o Upon awards of shares of Series A Common Stock granted under the terms of our Amended and Restated Producer Stock Award and Option Plan.

                              o Upon the exercise of stock options granted under the terms of our Amended and Restated 1998 Stock Option Plan.

Capital Structure          Our  total  authorized   capital  stock  consists  of
                           100,000,000 shares of common stock, which is divided into one or more series, and 100,000,000 shares of preferred stock. There are currently two series of common stock authorized:

                              o Series A Common Stock of which 45,000,000 shares are authorized for issuance and
                                    23,220,000    shares    were    issued   and
                                    outstanding as of June 30, 2004.

                              o     Series  B  Common  Stock  of  which  615,000
                                    shares  are   authorized  for  issuance  and
                                    553,000 shares were issued and outstanding as of June 30, 2004.

                              o The balance of our total authorized capital stock is not authorized for issuance. All of the issued and outstanding shares of Series A Common Stock and Series B Common Stock are fully paid and non-assessable.

                              o Shareholders do not have pre-emptive rights to purchase additional shares of common stock.

                              o There are no shares of preferred stock currently outstanding, and we will not offer preferred stock unless its issuance is approved by a majority of our independent, disinterested members of the Board of Directors. These members of the Board of Directors do not have an interest in the transaction and have access, at our expense, to our counsel or to our independent legal counsel.

                              o Shares of our Series A and Series B Common Stock generally have the same rights and preferences. For more information, see "Description of Our Capital Stock." Pursuant to separate written agreements, however, some holders of our Series A Common stock may elect, under certain circumstances, to have their shares redeemed by us. For more information, see "Description of Our Common Stock -- Redeemable Common Stock." All of our shares of Series B Common Stock were issued in connection with our merger with LifeSurance Corporation in 1991. Pursuant to the merger agreement with LifeSurance, holders of our Series B Common stock may elect under certain circumstances, to have their shares redeemed by us. For more information, see "Description of Our Common Stock -- Redeemable Common Stock".

Voting Rights                 o     Each  share of Series A and  Series B Common
                                    Stock is entitled to one vote on all matters submitted to a vote of shareholders.

                              o Holders of shares of Series A and Series B Common Stock vote together as a single class on all matters submitted to a vote of our shareholders except those matters that affect the holders of one series in a different manner than the other series.

                              o A majority of shares of Series A and Series B Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes.

                              o Our bylaws provide that each shareholder is entitled to cumulate such shareholder's votes and give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many nominees as the shareholder considers appropriate. This cumulative voting right may not be exercised unless the nominee's name has been placed in nomination prior to the voting and one or more shareholders has given notice at the meeting prior to the voting of the shareholder's intent to cumulate such shareholder's vote. The proxy holders may exercise this cumulative voting right at their discretion. The candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected.

Distributions of           Holders of Series A Common  Stock and Series B Common
Common Stock               Stock are  entitled to receive  distributions  out of
                           any funds legally available. The distributions are payable pro rata based on the total number of shares of each series held to the total number of shares of outstanding common stock. No distribution may be made to the holders of any series of common stock unless the distribution is also made on a pro rata basis to the holders of each other series of outstanding common stock.

Redeemable  Common         Prior to  December  31,  1992,  we  issued  5,935,000
Stock                      shares of Series A Redeemable  Common Stock at prices
                           ranging from $1.00 to $2.25 per share. This stock was
                           issued in accordance  with the terms of the 701 Asset
                           Accumulator  Program (the "701 Plan") between us, our
                           Producers and employees, and the Confidential Private
                           Placement Memorandum and Subscription  Agreement (the
                           "Subscription  Agreement")  between  us  and  certain
                           accredited investors. Under the terms of the 701 Plan
                           and  the   Subscription   Agreement,   the  Series  A
                           Redeemable Common Stock may be redeemed at the option
                           of the holder  after  being held for two  consecutive
                           years, at a redemption  price based on current market
                           value,  subject to our ability to make such purchases
                           under applicable  corporate law. In connection with a
                           merger   in   1991   between   us   and   LifeSurance
                           Corporation,  615,000  shares of Series B  Redeemable
                           Common Stock were  authorized  and issued in exchange
                           for  all  of the  outstanding  stock  of  LifeSurance
                           Corporation. Under the merger agreement, the Series B
                           Redeemable Common Stock may be redeemed by the holder
                           in  quantities of up to 10% per year, at a redemption
                           price based on current  market  value,  provided that
                           the  redemption  is  in  accordance  with  applicable
                           corporate law. As of June 30, 2004,  3,053,000 shares
                           of  Series A  Redeemable  Common  Stock  and  553,000
                           shares of Series B Redeemable Common Stock remained outstanding. As of June 30, 2004 the aggregate redemption price of the Series A and Series B
                           Redeemable Common Stock was $6.7 million and $1.0 million.

Use of  Proceeds           The  proceeds  from  this  offering  will be used for
                           general corporate purposes.

Dividend Policy            To date, we have not paid any dividends on our Series
                           A or Series B Common Stock. We do not anticipate paying dividends on any of our outstanding common stock in the foreseeable future.


                                  RISK FACTORS

     Investment in our company is subject to certain risks. Prospective investors should carefully consider, together with the information contained elsewhere in this prospectus, the following factors:


                          RISKS RELATED TO OUR COMPANY

     We have experienced losses in recent years and if losses continue, our business could suffer.

     We had a net loss of $1.6 million for the six months ended June 30, 2004. The loss was primarily due to a loss at Legacy Marketing resulting from decreased revenue. The decrease in revenues was due to decreased sales of
declared  rate   annuities   resulting  from  a  continuing  low  interest  rate
environment during the first six months of 2004. The low interest rate environment caused many carriers that issue declared rate annuities to reduce the crediting rates and compensation paid on some of their products and negatively impacted sales of declared rate annuities. Legacy Marketing's annuity sales were also negatively affected by the Company discontinuing marketing Transamerica products effective May 3, 2004.

     We had net losses of $60,000 and $348,000 for the years ended December 31, 2002 and 2001. We had net income of $5.0 million during 2003. Our net income in 2003 compared to net losses in 2002 and 2001 was primarily due to increased sales of declared rate and equity index annuities. There is no assurance that this level of sales will continue due to changing economic and competitive conditions. We will need to develop new products to generate adequate revenues and maintain or reduce our operating costs to maintain profitability. We intend to continue to invest in marketing, operations, technology, and product development. If we fail to maintain profitability, our financial condition and prospects could be weakened.

     We depend on a limited number of sources for our products, and any interruption, deterioration, or termination of the relationship with any of our insurance carriers could be disruptive to our business and harm our results of operations and financial condition.

     Legacy Marketing has marketing agreements with Transamerica Life Insurance and Annuity Company, American National Insurance Company, John Hancock Variable Life Insurance Company, and Investors Insurance Corporation. Legacy Marketing has also entered into administrative agreements with each of the four insurance carriers and IL Annuity and Insurance Company, whose marketing agreement terminated during the first quarter of 2002. During 2003, 37%, 25%, and 23%, of our total consolidated revenue resulted from agreements with American National, Transamerica, and Investors Insurance Corporation. During the six months ended June 30, 2004, 24%, 28% and 27% of our total consolidated revenue was generated from agreements with American National, Transamerica, and Investors Insurance Corporation.

     Legacy Marketing discontinued the marketing of several annuity products issued by Transamerica during the first quarter of 2003 primarily because those products no longer met Transamerica's profitability targets. Legacy Marketing will continue to administer these annuity products and to accept additional premium payments, subject to applicable additional deposit limitations for these products. The discontinued products accounted for approximately 3%, 31%, and 59% of our total consolidated revenue for the years ended December 31, 2003, 2002, and 2001. Revenues from sales of Transamerica products decreased $8.3 million for the year ended December 31, 2003 compared to 2002. Effective May 3, 2004 Legacy Marketing discontinued marketing Transamerica products. Revenue from the sales of Transamerica products accounted for approximately 25% of our total consolidated revenue for the year ended December 31, 2003. We intend to continue providing administrative services in connection with Transamerica products that we previously sold.

     In addition, Legacy Marketing discontinued marketing life insurance products issued by American National effective during the first quarter of 2003. These products accounted for a nominal amount of revenue during each of the years ending December 31, 2003, 2002, and 2001. Legacy Marketing will continue to administer American National life insurance products, including acceptance of renewal premium. Two Legacy Marketing employees who were supporting the life insurance product operations were terminated and nine were reassigned to other positions in Legacy Marketing.

     During the second quarter of 2003, American National, which sets the crediting rates for the American National products marketed by Legacy Marketing, reduced the crediting rates of several such annuity products marketed by Legacy Marketing. In addition, American National lowered the commission rates that they pay to Legacy Marketing for sales of these products. As a result, sales of annuity products on behalf of American National began to decrease through the remainder of 2003. Sales of these products declined from $11.6 million during the first six months of 2003 to $6.2 million during the second half of 2003, a 47% decline. We believe this trend may continue for 2004. It is possible that overall consolidated revenues may also decline due to this event. Legacy Marketing developed the BenchMark RelianceSM annuity product during 2003 and expects to develop new annuity products with American National that may result in increased sales for Legacy Marketing in the long term.

     During the third quarter of 2003, Legacy Marketing began discontinuing the marketing of the AssureMark SM fixed annuity product issued by John Hancock. As a result, sales of annuity products on behalf of John Hancock decreased during the remainder of 2003. Revenues from sales of John Hancock products decreased $1.9 million for the year ended December 31, 2003 compared to 2002. Legacy Marketing is developing new annuity products with John Hancock that may result in increased sales in the long term.

     In June 2002, Legacy Marketing entered into marketing and administrative services agreements with Investors Insurance Corporation, an unaffiliated insurance carrier. Under these agreements, Legacy Marketing will sell and administer annuity products on behalf of Investors Insurance Corporation. Legacy Marketing has an option to buy Investors Insurance Corporation. The option expires on June 30, 2005. If Legacy Marketing exercises the option, it must complete the purchase transaction within two years of exercising the option. Sales on behalf of Investors Insurance Corporation began in June 2002.

     The marketing agreement with American National expires on November 15, 2007, and the administrative agreement with American National expires on February 15, 2008. Both agreements may be renewed by mutual agreement for successive one-year terms. The agreements may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause. The marketing and administrative agreements with Transamerica and John Hancock do not have fixed terms but may be terminated by either party upon twelve months prior written notice without cause, and may be terminated by either party immediately for cause.

     Any interruption, deterioration, or termination of the relationship with any of our insurance carriers could be disruptive to our business and harm our results of operations and financial condition.

     Our   consolidated   revenues  may  decrease   significantly   due  to  the
discontinuation of the marketing of Transamerica products.

     Effective May 3, 2004, Legacy Marketing discontinued marketing Transamerica products. As a result, our sales of Transamerica products decreased during the first six months of 2004. Sales of Transamerica products represented 28% and 25% of our consolidated revenue during the six months ended June 30, 2004 and the year ended December 31, 2003. We are currently developing new products to replace the discontinued Transamerica products. In addition, we expect that the sales of other annuity products marketed by us will increase and possibly offset the decrease in sales of Transamerica products. The failure to develop new products or the failure to increase the sales of other new annuity products could adversely affect our results of operations and financial condition.

     If we fail to attract and retain key personnel, our business, operating results, and financial condition could be diminished.

     Our success depends largely on the skills, experience and performance of certain key members of our management. In the recent past, we have been successful at attracting and retaining key personnel. We have no agreements with these individuals requiring them to maintain their employment with us. If we lose one or more of these key employees, particularly Lynda L. Regan, Chairman of the Board and Chief Executive Officer, or R. Preston Pitts, President, Chief Operating Officer and Secretary, our business, operating results, and financial condition could be diminished because we rely on their contacts, insurance carrier and Producer relationships, and strategic direction to drive our revenues. However, we are not aware of any key personnel who are planning to retire or leave our company in the near future. Although we maintain and are the beneficiary of key person life insurance policies on the lives of Lynda L. Regan and R. Preston Pitts, we do not believe the proceeds would be adequate to compensate us for their loss.

     Our success also depends on our continued ability to attract, retain, and motivate highly skilled employees. In the recent past, we have been successful attracting and retaining highly skilled personnel. Competition for employees in our industry is intense, particularly for personnel with training and experience. We may be unable to retain our highly skilled employees or to attract, assimilate, or retain other highly qualified employees in the future.

     Our performance will depend on the continued growth of Legacy Marketing. If Legacy Marketing fails to grow, our financial performance could suffer.

     Our growth is, and for the foreseeable future will continue to be, dependent on Legacy Marketing's ability to design, market and administer fixed annuity products. The ability of Legacy Marketing to successfully perform these services could be affected by many factors, including:

     o    The  ability of Legacy  Marketing  to  recruit,  train,  and  motivate
          Producers.

     o The degree of market acceptance of the products marketed on behalf of our insurance carriers.

     o    The relationship between Legacy Marketing and our insurance carriers.

     o The failure of Legacy Marketing to comply with federal, state and other regulatory requirements applicable to the sale or administration of insurance products.

     o Competition from other financial services companies in the sale and administration of insurance products.

     A large percentage of our revenue is derived from sales of fixed annuities. The historical crediting rates of fixed annuities are directly affected by financial market conditions. Changes in market conditions can affect demand for these annuities. Our future success depends on our ability to introduce and market new products and services that are financially attractive and address our customers' changing demands. We may experience difficulties that delay or prevent the successful design, development, introduction, marketing, or administration of our products and services. These delays may cause customers to forego purchases of our products and services and instead purchase those of our competitors. The failure to be successful in our sales efforts could significantly decrease our revenue and operating results, resulting in weakened financial condition and prospects.

     We may be unable to effectively fund our working capital requirements, which could have a material adverse effect on our operating results and earnings.

     If our cash inflows and existing cash and investments become insufficient to support future operating requirements or the redemption of our common stock, we will need to obtain additional funding either by incurring additional debt or issuing equity to investors in either the public or private capital markets. Our cash flows are primarily dependent upon the commissions we receive based on the premium generated from the sale of annuity products that we sell. The market for these products is extremely competitive. New products are constantly being developed to replace existing products in the marketplace. If we are unable to keep pace with the development of such new products, our cash inflows could decrease. Due to this changing environment in which we operate, we are unable to predict whether our cash inflows will be sufficient to support future operating requirements. Our failure to obtain additional funding when needed could delay new product introduction or business expansion opportunities which could cause a decrease in our operating results and financial condition. We are unaware of any material limitations on our ability to obtain additional funding. If additional funds are raised through the issuance of equity securities, the ownership percentage of our then-current shareholders would be reduced. Furthermore, any equity securities issued in the future may have rights, preferences, or privileges senior to that of our existing common stock.

     Our combined cash and available for sale marketable security positions at June 30, 2004, December 31, 2003 and December 31, 2002 were $7.5 million, $9.9 million and $4.8 million.

     Significant repurchases of our common stock could materially decrease our cash position.

     As of June 30, 2004, we are obligated to redeem 3,053,000 shares of Series A Common Stock at the option of the holders of these shares. Of the 553,000 shares of Series B Common Stock outstanding, we are obligated to redeem up to 10% of these shares at the option of the holders of these shares, limited to a specified twenty-day period each year. The price per share is based on the estimated fair market value of the stock on the redemption date. The redemption of all eligible shares during 2004 would require $6.7 million, which would materially decrease our cash position.

     Pursuant to the terms of our Amended and Restated Shareholder's Agreement with Lynda L. Regan, our Chief Executive Officer, upon the death of Ms. Regan, the heirs of Ms. Regan will have the option (but not the obligation) to sell to us all or a portion of the shares of the Company owned by Ms. Regan at the time of her death and we will have the obligation to buy those shares. The purchase price to be paid buy us, if any, shall be equal to 125% of the fair market value of the shares. As of June 30, 2004, we believe 125% of the fair market value of the shares owned by Ms. Regan was equal to $28.1 million. We have purchased three life insurance policies with a combined face amount of $34 million for the purpose of funding this potential obligation. There can be no assurances, however, that the proceeds from these insurance policies will be available or sufficient to cover the purchase price of the shares owned by Ms. Regan at the time of her death. If the proceeds from the insurance policies were not available or sufficient to cover the purchase price of Ms. Regan's shares at the time of her death, our operating results and financial condition could be adversely affected.


                          RISKS RELATED TO OUR INDUSTRY

     We may not be able to compete successfully with competitors that may have greater resources than we do.

     The fixed annuity business is rapidly evolving and intensely competitive. Legacy Marketing's primary market is fixed annuities sold through independent producers. In addition, Legacy Marketing administers the products sold by Producers on behalf of the issuing insurance carriers. Fixed annuity sales in the United States were approximately $88 billion in 2003. Legacy Marketing had a 2% market share of the 2003 fixed annuity sales in the United States based on Legacy Marketing's $2.15 billion of in-force premiums placed in 2003 as a percentage of the $88 billion of annuities sold in the United States during 2003. Some of Legacy Marketing's top competitors selling fixed annuities through independent sales channels are Allianz Life of North America, American Equity Investment Life, Jefferson Pilot Financial Insurance Company, and AmerUs Group. These competitors may have greater financial and other resources than we do which allow them to respond more quickly than the Company under certain circumstances. Some of the Company's competitors are insurance companies that only sell their own annuity products. The Company, however, sells annuity products issued by several different insurance carriers. The Company, therefore, has the flexibility to develop and sell a wide variety of annuity products by using its established relationships with its current insurance carrier partners or by approaching new insurance carriers to form relationships whereby the Company develops new annuity products to sell. This flexibility allows the Company to simultaneously leverage the resources of several insurance carriers and eliminates the Company's dependence on any one source for annuity products. We are not aware of any significant new means of competition, products or services that our competitors provide or will soon provide. However, in the highly competitive fixed annuity marketplace, new distribution models, product innovations and technological advances may occur at any time and could present us with competitive challenges. There can be no assurance that we will be able to compete successfully. In addition, our business model relies on Wholesaler distribution networks to effectively market our products competitively. Maintaining relationships with these Wholesaler distribution networks requires introducing new products and services to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing, training, and support. In the recent past, we have been reasonably successful in expanding and maintaining our current Wholesaler distribution network. We are not aware of any Wholesaler who may discontinue marketing our products. Due to competition among insurance companies and insurance marketing organizations for successful Wholesalers, there can be no assurance that we will be able to retain some or all of our Wholesaler distribution networks.

     We may face increased governmental regulation and legal uncertainties, which could result in diminished financial performance.

     State legislators, state insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, and may impose changes in the future that materially adversely affect our business, results of operations and financial condition. In particular, rate rollback legislation and legislation to control premiums, policy terminations and other policy terms may affect the marketability of policies or the amount of premiums that can be charged for such policies, and thus the commissions we can earn. Recently a committee of the U.S. House of Representatives has been considering the advisability of enacting federal statutes that would impose certain national uniform insurance regulatory standards to be applied by state insurance regulators. No such legislation has yet been introduced. A bill entitled "The Federal Insurance Consumer Protection Act of 2003" (S. 1373), has been introduced in the U.S. Senate which, if enacted, would establish comprehensive and exclusive federal regulation over all "interstate insurers", with no option for such insurers to remain regulated by the states. This legislation would repeal the McCarran-Ferguson antitrust exemption for the business of insurance. It would also establish a Federal Insurance Regulatory Commission within the Department of Commerce that would have exclusive regulatory jurisdiction over property and casualty and life insurers that do business in more than one U.S. jurisdiction. The legislation would establish comprehensive federal regulatory oversight over such insurers, including licensing, solvency supervision, accounting and auditing practices, form and rate approval, and market conduct examination. The legislation also would establish a National Insurance Guaranty Fund, which may be empowered to collect pre-funded assessments that are different from, and potentially greater than, current state guaranty fund assessment levels. We cannot predict whether these or other proposals will be adopted, or what impact, if any, such proposals may have on our business, financial condition or results of operation.

     Legacy Financial is registered as a broker-dealer with, and is subject to regulation by, the SEC, NASD, Municipal Securities Rulemaking Board, and various state agencies. This regulation covers matters such as capital requirements, recordkeeping and reporting requirements, and employee-related matters, including qualification and licensing of supervisory and sales personnel. Any proceeding alleging violation of, or noncompliance with, laws and regulations applicable to us or our subsidiaries could harm our business, financial condition, results of operations, and business prospects. In addition, changes in federal legislation, state legislation, court decisions and administrative policies could significantly and adversely affect the securities industry generally and our business in particular.

     Adverse changes in tax laws could diminish the marketability of most of our products, resulting in decreased revenue.

     Under the Internal Revenue Code of 1986, as amended, income tax payable by policyholders on investment earnings is deferred during the accumulation period of most of the annuity products that we market. This favorable income tax treatment results in our policyholders paying no income tax on their earnings in the annuity products until they take a cash distribution. We believe that the tax deferral features contained within the annuity products that we market give our products a competitive advantage over other non-insurance investment products where income taxes may be due on current earnings. If the tax code is revised to reduce the tax-deferred status of annuity products or to increase the tax-deferred status of competing products, our business could be adversely impacted because our competitive advantage could be weakened. In addition, some products that we sell receive favorable estate tax treatment under the tax code. If the tax code is revised to change existing estate tax laws, our business could be adversely affected. We cannot predict other future tax initiatives that the federal government may propose that may affect us.

     We operate in an industry in which there is significant risk of litigation. Substantial claims against us could diminish our financial condition or results of operation.

     As a professional services firm primarily engaged in marketing and administration of annuity products, we encounter litigation in the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with legal counsel, that the ultimate disposition of these claims will not have a material adverse effect on our financial condition, cash flows or results of operations. In addition, companies in the life insurance industry have been subject to substantial claims involving sales practices, agent misconduct, failure to properly supervise agents, and other matters in connection with the sale of life insurance, annuities, and other investment products. Increasingly, these lawsuits have resulted in the award of substantial judgments, including material amounts of punitive damages that are disproportionate to the actual damages. In some states juries have substantial discretion in awarding punitive damages that creates the potential for material adverse judgments in litigation. If any similar lawsuit or other litigation is brought against us, such proceedings may materially harm our business, financial condition, or results of operations.


                          RISKS RELATED TO OUR OFFERING

     The absence of a public market for our common stock may limit liquidity and adversely affect the price of the shares.

     There is currently no active public market for the shares of our common stock. Unless and until a market for the shares of our common stock develops, owners of our shares may not be able to quickly liquidate their investment. This lack of an active market may significantly limit the ability of owners to sell our shares and could adversely affect the price of our shares.

     Our  principal   shareholder  could  control   shareholder  votes  and  our
management and affairs.

     Lynda L. Regan, Chairman of the Board and Chief Executive Officer, owns approximately 48% of the outstanding shares of Series A Common Stock. Through her stock ownership, role on the Board of Directors and management position, Ms. Regan will continue to have significant control over all matters submitted to the shareholders for approval (including the election of members to our Board of Directors and removal of members of the Board of Directors, adopting amendments to our bylaws or articles of incorporation, and any merger, consolidation, or sale of all or substantially all of our assets). Accordingly, the concentration of ownership may delay, defer, or prevent a change in control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. This could, in turn, harm our business, financial condition, and results of operations.

     The ability to issue new preferred stock could diminish the rights of existing shareholders.

     We may issue shares of preferred stock from time to time in one or more series. The Board of Directors is authorized by our articles of incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to each series. The voting and other rights of newly issued preferred stock could adversely affect the voting power of the holders of our common stock and could have certain antitakeover effects. The ability of the Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change in control of our company or the removal of existing management. We currently have no plans to issue any preferred stock in the foreseeable future. The Board of Directors may make any determination to issue these shares based on their judgment as to our best interests and those of our shareholders, subject to certain limitations. See "Description of Our Capital Stock" beginning on page 17.


                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections titled "Prospectus Summary," "Risk Factors," and "Our Company," contains forward-looking statements. These statements relate to future events concerning our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continued," or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."


                                 USE OF PROCEEDS

     The primary purpose of this offering is not to provide proceeds to Regan Holding Corp. for a particular purpose but to provide incentives for Producers, Representatives, members of our Board of Directors and employees which will generally promote the success of our business. The net proceeds from the issuance of shares upon the exercise of stock options will be used for general corporate purposes.


                         DETERMINATION OF OFFERING PRICE

     The stock option exercise prices will generally be equal to the estimated fair market value of the underlying common stock on the grant date. The fair market value is estimated by management and discounted for lack of marketability and for lack of control. The exercise prices for incentive stock options granted to employees who own 10% or more of our common stock are equal to 110% of the fair market value of the common stock on the stock option grant date.
Management's estimate is derived from a third-party independent valuation performed semiannually by Taylor Consulting Group, Inc. of Atlanta, Georgia based on financial information provided by us. Taylor Consulting Group, Inc. has fourteen years of experience performing business valuations for companies in a variety of industries. Its President and founder is accredited in business valuation and is a certified public accountant. Taylor Consulting Group, Inc. has been providing independent valuation services to Regan Holding Corp. since 1993. The principal factors considered in estimating the fair market value of the common stock include:

     o The Company's financial statement data for the three years ended December 31, 2003 and six months ended June 30, 2004.

     o    Shares issued and outstanding as of June 30, 2004.

     o    Estimated  options  to  be  exercised  and  estimated   proceeds  from
          exercised options as of June 30, 2004.

     o    National economic and industry information.

     o    Financial forecasts prepared by the management of the Company.

     The stock option and award plans are administered by committees which are appointed by the Board of Directors. Stock options granted under the plans are granted for no monetary consideration.


                DESCRIPTION OF OUR STOCK OPTION AND AWARD PLANS

General

     The following is a description of the material terms and provisions relating to our stock option and award plans. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our articles of incorporation, and our bylaws, as amended and restated. Our articles of incorporation and our bylaws are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

     In addition, there is also a general discussion of certain potential material U.S. federal income tax aspects of the receipt of a stock award or the receipt and exercise of options under Regan Holding Corp.'s stock option and award plans. It does not take into account the particular facts and circumstances of each grantee. As a result, the income tax consequences may not apply to each grantee. Accordingly, each grantee should consult his tax advisor regarding the specific tax consequences of the receipt of an award of shares, or the receipt and exercise of options under our stock option and award plans, including but not limited to, the application and effect of federal, state, local, and other tax laws and the possible effects of changes in such laws.

     The Board of Directors has adopted the Regan Holding Corp. Amended and Restated Producer Stock Award and Option Plan (the "Producer Plan") and the Amended and Restated 1998 Stock Option Plan (the "Employee Plan"). The purposes of the Producer Plan are to provide an incentive to Legacy Marketing Group Producers and Legacy Financial Services Representatives who market products on our behalf, and to align the interest of these individuals with those of our shareholders. The purposes of the Employee Plan are to provide an incentive to members of our Board of Directors and employees of our subsidiaries, increase their interest in our welfare, and aid in attracting and retaining employees and Board members of outstanding ability.


Participation/Types of Awards

     The Employee Plan provides for grants of stock options to purchase shares of our Series A Common Stock to Board members and employees of our subsidiaries. The types of grants are incentive stock options and non-qualified stock options. The difference between these types of options are discussed later in this section under the heading "Federal Income Tax Aspects of the Plans to Stock Option Holders." Non-employee members of the Board of Directors may only be granted non-qualified stock options under the Employee Plan.

     The Producer Plan provides for grants of non-qualified stock options and awards of our Series A Common Stock to Legacy Marketing Group Producers and Legacy Financial Services Representatives. Incentive stock options may not be granted under the Producer Plan.


Administration

     The Producer and Employee Plans are each administered by one or more committees. The members of these committees consist of Lynda L. Regan and R. Preston Pitts, each an officer of Regan Holding Corp. In addition, a special committee consisting of non-employee Board members, each of whom is a "disinterested person" under Rule 16b-3 of the Exchange Act, administers the Employee Plan. The committees have authority to:

     o Determine eligibility of Producers, Representatives, employees, and Board members to participate in the respective stock option and award plans.

     o Grant stock options and awards of common stock under the respective stock option and award plans.

     o Determine whether the stock options granted under the Employee Plan will be non-qualified stock options or incentive stock options.

     o    Interpret the respective stock option and award plans.

     o Prescribe, amend, and rescind rules and regulations relating to the respective stock option and award plans.

     o Determine the terms and provisions of written agreements evidencing the granting of stock options under either of the respective stock option and award plans or the granting of awards of common stock under the Producer Plans.

     Any controversy or claim related to one of the Plans will be determined by the respective committee. Any determination, decision, or action of a committee in connection with the construction, interpretation, administration, implementation, or maintenance of the respective Plan shall be final, conclusive, and binding upon all persons to whom a stock option or award is granted and all persons claiming under or through any grantee.


Term and Termination

     Each of the Plans became effective on January 1, 1998 and is of indefinite duration. The Board of Directors may, at any time, alter, amend, suspend, discontinue, or terminate either of the Plans, provided that this action does not adversely affect the right of any holder of a stock option or stock award previously granted under either of the Plans, and provided that certain amendments to the Employee Plan are subject to the approval of our shareholders. If we were to suspend either Plan for any amount of time, the registration statement of which this prospectus is a part would cease to be effective with respect to the securities covered by the suspended Plan. In addition, we would not be able to continue to offer the securities covered by the suspended Plan as described in this prospectus unless we filed a new registration statement covering those securities. We currently do not intend to suspend either of the Plans.


Shares Subject to the Plan

     The total number of shares of Series A Common Stock underlying stock options to be granted under the Employee Plan may not exceed 8.5 million and the total number of shares of Series A Common Stock underlying stock options or stock awards to be granted under the Producer Plan may not exceed 12.5 million. Although the Employee Plan and the Producer Plan permit us to issue a total of 21,000,000 shares of Series A Common Stock, we are only registering 20,000,000 shares of Series A Common Stock with this registration statement at this time. As of June 30, 2004, there were 5.7 million options outstanding under the Employee Plan and 9.7 million options outstanding under the Producer Plan. In the event of any change in capitalization affecting our common stock, the Board of Directors will authorize and make proportionate adjustments to the stock options, if any, as the Board of Directors deems appropriate.

     During the effectiveness of this offering, stock options granted under the Plans to officers, Board members, and direct or indirect beneficial owners of more than ten percent of our equity securities will not exceed twenty percent of the issued and outstanding shares of our equity securities on the date the stock options are granted.


Payment of Exercise Price

     The purchase price for common stock underlying an option is payable upon exercise of a stock option in cash, check, bank draft, postal or express money order, or at the discretion of the respective committee, in shares of common stock.


Termination of Producer/Representative/Employment/Board Member Status

     Producer Plan

     Under the terms of the Producer Plan, if a grantee's status as a Producer is terminated for any reason, all unvested options held by the grantee on the termination date shall expire immediately, provided that the termination shall not affect the grantee's rights with respect to the exercise of any options which have vested as of the date of the termination.

     Employee Plan

     Under the terms of the Employee Plan, if a grantee is an officer or Board member and the grantee's employment with us or status as an officer or Board member is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Employee Plan), or death, all stock options held by the grantee on the date of termination will immediately vest and become fully exercisable provided that the stock options are exercised by the earlier of six months after the date of termination or the date the stock options would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee is not an officer or Board member, and the grantee's employment with us is terminated as a result of retirement at or after age 62, by reason of disability (as defined in the Plan), or death, all stock options held by the grantee that were exercisable on the date of termination will be exercisable by the earlier of six months after the date of termination, or the date the stock option would otherwise expire. Options that are not exercised during the six-month period immediately following the date of termination will be forfeited.

     If a grantee's employment with us or status as an officer or Board member is terminated for cause (as defined in the Employee Plan), all unexercised stock options held by the grantee on the date of the termination will be forfeited.

     If the grantee's employment with us or status as an officer or Board member is voluntarily terminated other than as a result of retirement at or after age 62, all unexercised stock options held by the grantee on the date of the termination will be exercisable to the extent they were exercisable on the date of the termination, provided that they are exercised by the earlier of thirty days after the date of termination or the date the options would otherwise expire. Options that are not exercised during the thirty-day period immediately following the date of the termination will be forfeited.

     If a grantee's employment with us or the status as an officer or Board member is terminated for any reason other than as previously described, only those stock options that were vested and fully exercisable at the time of termination may be exercised provided that the options are exercised by the earlier of three months after the date of termination, or the date the option would otherwise expire. Options that are not exercised during the three-month period immediately following the date of termination will be forfeited. Any of these provisions may be altered by the respective committee provided that the altered terms are reflected in the applicable option agreement.


Grant Information

     The Employee Plan limits the number of shares of common stock that may be subject to incentive stock options granted to any individual, and also limits that amount of incentive stock options which become exercisable for the first time during a calendar year.

     At the time of grant, if the fair market value of common stock subject to incentive stock options that become exercisable for the first time during a calendar year exceeds $100,000, the shares of common stock in excess of this amount will be treated as non-qualified stock options.

     The committees that administer the stock option and award plans, in their sole discretion, shall determine whether the stock options become exercisable in one or more installments, specify the installment dates, and determine the total period during which the options become exercisable.


Federal Income Tax Aspects of the Plans to Stock Option Holders

     General

     Except for incentive stock options granted to employees owning more than 10% of the voting power of all classes of stock of Regan Holding Corp. or its subsidiaries, all incentive stock options must be granted within 10 years after adoption of the stock option plan and all incentive stock options must be exercised within 10 years after the date of the grant. Further, except in the case of the optionee's death or disability, from the date of the grant of the incentive stock option until 3 months prior to the exercise of the incentive stock option, the recipient must be an employee of Regan Holding Corp. or its successor. In the event that any of the conditions in the preceding two sentences is not met, the options will be treated as non-qualified stock options rather than incentive stock options.

     Grant

     Generally, there are no federal income tax consequences to the holder of a stock option solely by reason of the grant of an incentive stock option or a non-qualified stock option under either of the Plans, provided that, in the case of a non-qualified stock option, the option does not have a readily ascertainable fair market value at the date of grant.

     If an incentive stock option is granted to an individual who owns more than 10% of the voting power of all classes of stock of Regan Holding Corp. or any of its subsidiaries, the exercise price must be equal to 110% of the fair market value of the stock on the date of the grant. Further, these incentive stock options must be exercised within 5 years after the date of grant.

     Exercise

     An employee exercising incentive stock options under the Employee Plan will receive the following federal income tax treatment related to incentive stock options, provided that the employee remains employed by us from the time that the incentive stock options are granted until three months before the incentive stock options are exercised.

     The exercise of an incentive stock option is not a taxable event for regular federal income tax purposes. However, an exercise may give rise to an alternative minimum tax liability.

     Upon the exercise of a non-qualified stock option, the holder of the option will generally recognize ordinary income in an amount equal to the excess of the fair market value of the stock at the time of exercise over the amount paid as the exercise price. The ordinary income recognized in connection with the exercise of a non-qualified stock option will be subject to both wage and employment tax withholding.

     The holder's tax basis in the stock acquired by exercising an option will be the amount paid upon exercise plus, in the case of a non-qualified stock option, the amount of ordinary income recognized by the option holder upon exercise.

     Qualifying Disposition of Incentive Stock Options

     If an option holder disposes of stock acquired upon exercise of an incentive stock option in a taxable transaction, and this disposition occurs more than two years from the date on which the option is granted and more than one year after the date on which the stock is transferred to the option holder, the option holder will recognize long-term capital gain or loss equal to the difference between the amount realized upon disposition and the option holder's adjusted basis in the stock (generally the option exercise price).

     Disqualifying Disposition of Incentive Stock Options

     If an option holder disposes of stock acquired upon exercise of an incentive stock option (other than in certain tax-free transactions) within two years from the date on which the incentive stock option is granted or within one year after the transfer of the stock to the option holder, then at the time of disposition the option holder will generally recognize ordinary income equal to the lesser of (a) the excess of the stocks' fair market value on the date of exercise over the exercise price paid by the option holder or (b) the option holder's actual gain (i.e. the excess, if any, of the amount realized on the disposition over the exercise price paid by the option holder).

     If the amount realized on a taxable disposition of the stock obtained by exercising an incentive stock option exceeds the fair market value of the stock on the date of the exercise, then the option holder will recognize a capital gain in the amount of such excess. If the option holder incurs a loss on the disposition (i.e. if the amount realized is less than the exercise price paid by the option holder), then the loss will be a capital loss. The capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

     Disposition of Non-Qualified Options

     If an option holder disposes of stock acquired upon exercise of a non-qualified stock option in a taxable transaction, the option holder will recognize capital gain or loss in an amount equal to the difference between the option holder's basis (as discussed above) in the stock sold and the amount realized upon disposition. Any such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was transferred to the option holder.

     Alternative Minimum Tax

     The exercise of incentive stock options (but not non-qualified stock options) will generally result in an upward adjustment to the option holder's alternative minimum taxable income in the year of exercise by an amount equal to the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price. The basis of the stock acquired, for alternative minimum tax purposes, will equal the exercise price increased by the upward adjustment of the taxpayer's alternative minimum taxable income as a result of the exercise of the incentive stock option. This will result in a corresponding downward adjustment to the option holder's alternative minimum taxable income in the year of the stock disposition.

Federal Income Tax Aspects of the Plans to Stock Award Recipients

     Grant

     Upon the grant of a stock award, the recipient will generally recognize ordinary income in an amount equal to the fair market value of stock received. The recipient's tax basis in the stock acquired will be equal to the amount of ordinary income recognized by the recipient upon the grant.

     Disposition

     If the recipient of a stock award disposes of stock acquired in a taxable transaction, the recipient of the award will recognize capital gain or loss in an amount equal to the difference between the recipient's basis in the stock sold and the amount realized upon disposition. Any capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year from the date the stock was awarded.


Federal Income Tax Consequences to Regan Holding Corp.

     There are no federal income tax consequences to us for granting incentive or non-qualified stock options, or by the exercise of incentive stock options, except for disqualifying dispositions.

     At the time the option holder recognizes ordinary income from the exercise of a non-qualified stock option, or a stock award recipient recognizes ordinary income upon the receipt of the stock, we will be entitled to a federal income tax deduction in the amount of the ordinary income recognized. However, we must satisfy our withholding obligations described below.

     To the extent the option holder recognizes ordinary income by reason of a disqualifying disposition of stock acquired upon exercise of incentive stock options, we will be entitled to a corresponding deduction in the year in which the disqualifying disposition occurs.

     We will be required to report any ordinary income recognized by a grantee to the IRS and withhold income and employment taxes (as appropriate, for employees only) for the exercise of a non-qualified stock option, by a disqualifying disposition of an incentive stock option, or by the receipt of a stock award.


                              PLAN OF DISTRIBUTION

     The stock options and common stock being offered here may be granted or sold under the terms of the Producer or Employee Plans either (i) by employees of ours who have other duties in connection with our business in those jurisdictions where authorized to do so, or (ii) through our wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc. Neither our employees nor Legacy Financial Services will receive a commission or other compensation in connection with this offering. Regan Holding Corp. anticipates that the majority of the stock options and shares of common stock will be offered through our employees.

     The primary purpose of this offering is not to provide proceeds to Regan Holding Corp. for a particular purpose but to provide incentives for Producers, Representatives, Board Members and employees to generally promote the success of our business. The stock options are awarded for no monetary consideration. The stock option exercise prices will generally be equal to the estimated fair market value of the underlying common stock on the grant date.

     The stock option and award plans are administered by committees which are appointed by the Board of Directors. The amount of the expenses of distribution is estimated to be $108,000 and will be borne entirely by Regan Holding Corp.

     Pursuant to a written agreement between Legacy Financial Services, Inc. and us we have (i) appointed Legacy Financial Services, Inc. to act as a broker-dealer on our behalf in the distribution of this offering, (ii) agreed to indemnify Legacy Financial Services, Inc. against certain liabilities, including liabilities under the Securities Act of 1933, and (iii) agreed to reimburse Legacy Financial Services, Inc. for reasonable fees and disbursements related to the distribution of this offering in an amount not to exceed $10,000.


                        DESCRIPTION OF OUR CAPITAL STOCK

Capital Structure

     Our total authorized capital stock consists of 100,000,000 shares of common stock, which is divided into one or more series, and 100,000,000 shares of preferred stock. There are currently two series of common stock authorized:

     o Series A Common Stock of which 45,000,000 shares are authorized for issuance and 23,220,000 were issued and outstanding as of June 30, 2004 and

     o Series B Common Stock of which 615,000 are authorized for issuance and 553,000 shares were issued and outstanding as of June 30, 2004.

     o The balance of our total authorized capital stock is not authorized for issuance.

     o All of the issued and outstanding shares of Series A Common Stock and Series B Common Stock are fully paid and non-assessable.

     o Shareholders do not have pre-emptive rights to purchase additional shares of common stock.

     o There are no shares of preferred stock currently outstanding, and we will not offer preferred stock unless its issuance is approved by a majority of our independent, disinterested members of the Board of Directors. These members of the Board of Directors do not have an interest in the transaction and have access, at our expense, to our counsel or to our independent legal counsel.


Voting Rights

     o Each share of Series A and Series B Common Stock is entitled to one vote on all matters submitted to a vote of shareholders.

     o Holders of shares of Series A and Series B Common Stock vote together as a single class on all matters submitted to a vote of our shareholders except those matters that affect the holders of one series in a different manner than the other series.

     o A majority of shares of Series A and Series B Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes.

     o Our bylaws provide that each shareholder is entitled to cumulate such shareholder's votes and give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many nominees as the shareholder considers appropriate. This cumulative voting right may not be exercised unless the nominee's name has been placed in nomination prior to the voting and one or more shareholders has given notice at the meeting prior to the voting of the shareholder's intent to cumulate such shareholder's vote. The proxy holders may exercise this cumulative voting right at their discretion. The candidates receiving the highest number of votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected.

Distributions of Common Stock

     Holders of Series A Common Stock and Series B Common Stock are entitled to receive distributions out of any funds legally available. The distributions are payable pro rata based on the total number of shares of each series held to the total number of shares of outstanding common stock. No distribution may be made to the holders of any series of common stock unless the distribution is also made on a pro rata basis to the holders of each other series of outstanding common stock.

Issuances of Preferred and Common Stock

     The Board of Directors may, without further action by our shareholders, issue shares of preferred stock or issue additional series of common stock. However, the Board of Directors has no current intention to do so.


                             Redeemable Common Stock

     Prior to December 31, 1992, we issued 5,935,000 shares of Series A Redeemable Common Stock at prices ranging from $1.00 to $2.25 per share. This stock was issued in accordance with the terms of the 701 Asset Accumulator Program (the "701 Plan") between us, our Producers and employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the

"Subscription Agreement") between Regan Holding Corp. and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Series A Redeemable Common Stock may be redeemed at the option of the holder after being held for two consecutive years, at a redemption price based on current market value, subject to our ability to make such purchases under applicable corporate law. In connection with a merger in 1991 between us and LifeSurance Corporation, 615,000 shares of Series B Redeemable Common Stock were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Under the merger agreement, the Series B Redeemable Common Stock may be redeemed by the holder in quantities of up to 10% per year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of June 30, 2004, 3,053,000 shares of Series A Redeemable Common Stock and 553,000 shares of Series B Redeemable Common Stock remained outstanding.

Transfer Agent

     Computershare Investor Services LLC is the transfer agent and registrar for our shares of common stock.


              MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for any of our stock. As of March 15, 2004, our Series A Common Stock was held by 1,000 shareholders of record and Series B Common Stock was held by 10,000 shareholders of record.

     The Board of Directors may, at its sole discretion, declare and pay dividends on our common stock, subject to capital and solvency restrictions under California law. Our ability to pay dividends is dependent on the ability of our subsidiaries to pay dividends or make other distributions. To date, we have not paid any dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     All future transactions with affiliates will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party. All future transactions with affiliates and forgiveness by us of any affiliate's indebtedness must be approved by a majority of the independent, disinterested members of our Board of Directors, who do not have an interest in the transaction and who have access, at our expense, to our counsel or independent counsel.


                                  LEGAL MATTERS

     The validity of the stock options and the shares of common stock offered will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations.


                                     EXPERTS

     The consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     Management's estimates of the fair market value of the underlying common stock is derived from the independent valuations performed semiannually by Taylor Consulting Group, Inc. of Atlanta, Georgia based on financial information provided by us. The professionals of Taylor Consulting Group, Inc., and its President and founder, are experts in performing business valuations, and have provided such services to Regan Holding Corp. since 1993.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to our company and to our common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.


            IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

     The SEC allows us to "incorporate by reference" certain information that we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the document listed below until we sell all of the securities covered by this prospectus:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

     o    Our Definitive Proxy Statement filed April 29, 2004;

     o    Our  Quarterly  Report on Form 10-Q for the  quarter  ended  March 31,
          2004;

     o    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;
          and

     o    Our current report on Form 8-K filed September 16, 2004.

     We have provided a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, our Definitive Proxy Statement filed April 29, 2004, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, along with this prospectus. In addition, upon the request of any person to whom this prospectus is delivered, we will provide, at no cost, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of the filings containing any of this information by writing or telephoning us at the following address or telephone number:


                                R. Preston Pitts
                      President and Chief Financial Officer
                               Regan Holding Corp.
                               2090 Marina Avenue
                               Petaluma, CA 94954
                                  707-778-8638


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